

December 13, 2012

<u>Via E-mail</u>
Mr. Daniel L. Hefner
Chief Executive Officer
American Fiber Green Products, Inc.
4209 Raleigh Street
Tampa, Florida 33619

    RE: American Fiber Green Products, Inc.
            Form 10-K for the Year Ended December 31, 2011
            Filed April 11, 2012
            Form 10-K/A for the Year Ended December 31, 2011
            Filed October 16, 2012
            File No. 0-28978

Dear Mr. Hefner:

      We issued comments on the above captioned filing(s) on October 24, 2012. On November 27, 2012, we issued a follow-up letter informing you that those comments remained outstanding and unresolved, and absent a substantive response, we would act consistent with our obligations under the federal securities laws.

      As you have not provided a substantive response, we are terminating our review and will take further steps as we deem appropriate. These steps will include our releasing all correspondence relating to our review on the EDGAR system.

      Please contact Ernest Greene, Staff Accountant at (202) 551-3733 or me at (202) 551-3769 if you have any questions.

                Sincerely,

                /s/ Rufus Decker

                Rufus Decker
                Accounting Branch Chief